A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

October 31, 2008

Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
450 5th Street NW,    Mail Stop 4561
Washington, DC 20549

Re:           InMedica Development Corporation
Forms 10-Q/A for Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
File No. 000-12968

Dear Ms. Davis:

This correspondence filing on behalf of InMedica Development Corporation (the “Company”) responds to your comment letter of October 22, 2008.   We have set forth your comment below followed by the Company’s response:

SEC COMMENT:

Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Consolidated Balance Sheet

1.
We note your response to prior comment number 2, and we continue to believe that you should amend your forms 10-Q.   As previously noted, Exchange Act Rule 12b-15 requires you to include the complete text of each item in your amendment.   Please further amend your forms 10-Q/A to present the complete text of item 1 (ie. a full set of financial statements and related footnotes), and provide updated certifications from your principal executive and principal financial officer.

RESPONSE:   The Company has filed herewith the requested amendments of Forms 10-Q/A for the fiscal quarters ended March 31, 2008 and June 30, 2008 to present the complete text of item 1 (ie. a full set of financial statements and related footnotes), and provide updated certifications from the principal executive and principal financial officer.    The balance sheets found in this amendment are identical to the amended balance sheets previously filed with amendments no. 1.

Very truly yours,

STRONG & HANNI, P.C.

Scott R. Jenkins

Scott R. Jenkins